Exhibit 4.19

(Summary Translation)

Loan Agreement with Chongqing Rural Commercial Bank, Wanzhou Branch
Date of the Agreement	November 10, 2016
Lender (Party A)	Chongqing Rural Commercial Bank, Wanzhou Branch
Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.
Type of loan	Fixed assets
Use of loan	Polysilicon 13,000 ton project (phase A)
Amount	RMB56 million
Term of loan	7 years, from November 10, 2016 to June 20, 2023
Interest rate	Benchmark rate, plus 20%
Penalty rate

In the event that Party B does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate

In the event of failure to repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate

Repayment of interest	Interest shall be paid monthly at the 20th of each month
Repayment of principal

(1) Principal of RMB2.8 million shall be repaid on each of June 20, September 20, and December 20 of 2018.

(2) Principal of RMB2.8 million shall be repaid on the 20th of the last month of each quarter from 2019 to 2022.

(3) All remaining principal shall be repaid in full by the maturity date of the loan.

Party A’s rights and obligations

(1) Party A has the right to be informed about Party B’s operations, financial conditions and inventory, supervise and inspect the use of the loan, and require Party B to provide financial statements and other documents and information;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of the account Party B opens with Party A under the Agreement;

(3) Party A has the obligation to fund the loan in accordance with the Agreement;

(4) In the event that Party B fails to perform its obligations, Party A has the right to disclose to the public such default by Party B;

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential except for reasonable internal use by Party A, use for corporate credit purposes and other permissible uses under laws and regulations;

Party B’s rights and obligations

(1) Party B has the right to use the loan proceeds in accordance with the Agreement;

(2) Party B shall use the loan in accordance with the Agreement, shall not misappropriate the loan and ensure compliance with law;

(3) Party B shall repay the principal and interest when due and payable;

(4) Party B shall promptly notify Party A in writing and implement repayment measures acceptable to Party A in the event that there shall be a change that affects the rights and liabilities under this Agreement, threatens Party B’s ordinary operations or materially and adversely affects Party B’s ability to perform the repayment obligations under the Agreement (including but not limited to suspension, termination, closure, bankruptcy, suspension or cancellation of manufacturing or sale permit or operating license, illegal activity by Party B, its legal representative or main responsible person, material safety accidents, material litigation, material difficulty of its operations or deterioration of its financial condition);

(5) In the event of any partial or complete loss of the ability of the guarantor under the Agreement to guarantee the loan (including but not limited to suspension, termination, cancellation, bankruptcy, involvement in litigation or arbitration, administrative penalty or operating loss) or in the event of any loss to security or pledges under the loan, Party B shall promptly notify Party A and provide other guarantee acceptable to Party A;

(6) Party B shall notify Party A in writing within 15 days following any change to the registration of certain matters, including but not limited to name, registered capital, legal representative, legal address and scope of operations;

(7) Party B shall bear any loss, risk or liability in the event that the proceeds of loan are seized or withheld by any competent authority after Party A credits Party B’s account;

(8) Throughout the term of the loan, without Party A’s prior consent, Party B shall not dispose of polysilicon manufacturing energy-saving technology improvement project and any other significant assets of the Company (other than to repay the loan to Party A) and shall not make any distributions to its shareholder.

(9) In the event that Party B conducts connected transactions, which amount exceeds 10% of its net assets, Party B shall promptly notify Party A in writing. Such written notification shall include without limitation to the following items, transaction parties, relationships among connected parties, transaction project and nature, transaction amount and corresponding percentage, and transaction pricing policy.

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Party B’s Covenants

(1) Compliance with law and regulation;

(2) Timely and periodic provision to Party A of financial statements and true, accurate, complete and effective information on accounts payable and receivable, inventory details and activities of capital collection account;

(3) Diligent and active cooperation with Party A’s supervision of loan funding, post-funding supervision and other relevant inspections;

(4) Prompt notice to Party A in the event of any material adverse effect on Party B’s repayment abilities and implementation of repayment measures acceptable to Party A;

(5) No evasion of entrusted payment by Party A;

(6) In the course of the project, prior written notice to Party A in the event of any material change to the construction plan or project budget; and

(7) In the event of any merger, spinoff, share equity change or transfer, change of operation method (such as contracting or lease), material asset transfer or disposal, share equity pledge, investment, guarantee, material increase of debt financing, new project and other material matters, Party B shall notify Party A in advance in writing, and shall not be engaged in these actions without performing obligations under the loan and providing guarantee or other risk management measures acceptable to Party A.

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